UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 23, 2024
___________________________
Commission File Number: 001-39007
____________________________________________
Borr Drilling Limited
____________________________________________
S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11 Bermuda
+1 (441) 542-9234
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Yes ☒ No ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K is our Unaudited Interim Financial Report for the three months ended March 31, 2024.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 Registration Number 333-266328) which was filed with the U.S. Securities and Exchange Commission (the "Commission") on July 26, 2022, and into each prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934.

Exhibits

99.1 Unaudited Interim Financial Report as of and for the three months ended March 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Borr Drilling Limited
(Registrant)

	By:	/s/ Magnus Vaaler
	Name:	Magnus Vaaler
May 23, 2024	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

This document and any other written or oral statements made by us in connection with this document include forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to” “should,” “continue” or other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, outlook, prospects and trends, including market outlook, contract backlog, expected contracting and operation of our jack-up rigs, drilling contracts, options, expected trends in dayrates, market conditions statements about dividends and share buybacks, statements with respect to newbuilds, including expected delivery dates, including activity levels in the jack-up rig and oil industry, expected impact of statements by Saudi Aramco, expected Adjusted EBITDA and expected increase in Adjusted EBITDA, expected demand for and utilization of rigs and other non-historical statements.

These forward-looking statements are not statements of historical facts and are based upon current estimates, expectations, beliefs and various assumptions, many of which are based, in turn, upon further assumptions. These statements involve significant known and unknown risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance, financial results, position or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including: risks relating to our industry and business, including risks relating to industry conditions and tendering activity, risks relating to customer demand and contracting activity and suspension of operations, the risk of delays in payments to our joint ventures and consequent payments to us, the risk that our customers do not comply with their contractual obligations, risks relating to our liquidity, including the risk that we may not be able to meet our liquidity requirements from cash flows from operations or through issuance of additional debt or equity or sale of assets, risks relating to our loan agreements, including our super senior revolving credit facility and other debt instruments, our senior secured bonds due in 2028 and 2030, our convertible notes due in 2028 and rig purchase and finance contracts, including risks relating to our ability to comply with covenants under our super senior revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet repayment obligations under senior secured notes due in 2028 and 2030, our convertible bonds and obligations under rig purchase and finance contracts and our other obligations as they fall due, including amortization payments, excess cash repayment offers and payments due at maturity, risks relating to future financings including the risk that future financings may not be completed when required and future equity and convertible debt financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations, risks relating to our newbuild purchase and financing agreements, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risks relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks described in Part. I of "Item 3.D. Risk Factors" of our most recent Annual Report on Form 20-F and other filings with the Commission.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Any forward-looking statements that we make in this report speak only as of the date of such statements and we caution readers of this report not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no (and expressly disclaim any) obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

Exhibit 99.1

Management Discussion and Analysis of Financial Condition and Results of Operation
The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2024 and 2023. Unless the context indicates otherwise, the "Company," the "Registrant," "we," "us," "our," and words of similar nature, all refer to Borr Drilling Limited and its consolidated subsidiaries. Unless otherwise indicated, all references to "USD" and "$" in this report are to U.S. dollars. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information, including definitions of certain terms used herein, please see Item 5 of our annual report on Form 20-F for the year ended December 31, 2023, which was filed with the Commission on March 27, 2024.
Overview
We are an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of jack-up rigs for operation in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and production customers. As of March 31, 2024, we had 22 premium jack-up rigs and had agreed to purchase two additional premium jack-up rigs under construction.
Recent Developments
Issuance of Additional Senior Secured Notes Due 2028
In March 2024, we issued $200.0 million principal amount of additional 10% Senior Secured Notes due in 2028 under the same terms and conditions as the $1,025.0 million Senior Secured Notes due 2028 issued in November 2023.

Contracting Update

In April 2024, we received a notice of temporary suspension of operations for the rig “Arabia I” operating in Saudi Arabia for a period of up to 12 months, expected to commence in the second quarter of 2024. We intend to seek alternative engagement for the rig while on suspension.
Operating and Financial Review
Set forth below is selected financial information for the three months ended March 31, 2024 and 2023.

	Three months ended March 31,
In $ millions	2024	2023	Change	% Change
Total operating revenues	234.0	172.0	62.0	36%
Gain on disposal	0.2	0.1	0.1	100%
Rig operating and maintenance expenses	(104.0)	(85.5)	(18.5)	22%
Depreciation of non-current assets	(31.8)	(28.2)	(3.6)	13%
General and administrative expenses	(13.4)	(12.4)	(1.0)	8%
Total operating expenses	(149.2)	(126.1)	(23.1)	18%
Operating income	85.0	46.0	39.0	85%
Income from equity method investments	5.4	2.4	3.0	125%
Total financial expenses, net	(57.8)	(40.5)	(17.3)	43%
Income before income taxes	32.6	7.9	24.7	313%
Income tax expense	(18.2)	(15.3)	(2.9)	19%
Net income / (loss)	14.4	(7.4)	21.8	(295)%

Three months ended March 31, 2024 compared with the three months ended March 31, 2023

Net income / (loss): Net income increased by $21.8 million to net income of $14.4 million for the three months ended March 31, 2024 compared to a net loss of $7.4 million in the same period in 2023. The increase in net income is primarily a result of an increase in total operating revenue and income from equity method investments, offset in part by an increase in rig operating and maintenance expenses, depreciation of non-current assets and income tax expense, as discussed below.
Total operating revenues: Total operating revenues increased by $62.0 million to $234.0 million for the three months ended March 31, 2024 compared to $172.0 million for the same period in 2023. The increase is a result of an increase in dayrate revenue of $56.6 million, of which $30.2 million is attributable to an increase in the number of rigs in operation, $23.1 million is attributable an increase in average dayrates and $3.3 million is attributable to other revenue, which is primarily comprised of amortization of deferred mobilization and demobilization revenue and reimbursable revenue. The increase in total operating revenues also includes an increase in bareboat charter revenue of $11.3 million attributable to the execution of new fixed bareboat charter agreements for two of our rigs with an external party during the quarter ended March

31, 2024, offset by a decrease in related party revenue of $5.9 million which is driven by the fact that the two rigs earning bareboat charter revenue during the quarter were previously earning related party revenue.
Gain on disposal: Gain on disposal was $0.2 million for the three months ended March 31, 2024 compared to $0.1 million for the same period in 2023. The gain on disposal for the three months ended March 31, 2024 and 2023 relate to the sale of scrap assets.

Rig operating and maintenance expenses: Rig operating and maintenance expenses increased by $18.5 million to $104.0 million for the three months ended March 31, 2024 compared to $85.5 million for the same period in 2023. The increase is primarily a result of an increase in the number of rigs in operation and number of operating days.

Depreciation of non-current assets: Depreciation of non-current assets increased by $3.6 million to $31.8 million for the three months ended March 31, 2024, compared to $28.2 million for the same period in 2023. The increase is primarily a result of an increase of $2.2 million associated with the increase in the asset base due to additions for the jack-up rigs Arabia III and Hild and an increase of $1.4 million related to long-term maintenance projects due to additions for the jack-up rigs Prospector 1 and Ran.

General and administrative expenses: General and administrative expenses increased by $1.0 million to $13.4 million for the three months ended March 31, 2024 compared to $12.4 million for the same period in 2023. The increase is primarily comprised of a $1.9 million increase in personnel and associated personnel tax expense as well as various insignificant movements associated with general corporate activities, offset in part by a $1.6 million decrease in stock base compensation expense and associated social security expense associated with our employee share option plan.
Income from equity method investments: Income from equity method investments increased by $3.0 million to $5.4 million for the three months ended March 31, 2024 compared to $2.4 million for the same period in 2023. The increase is primarily a result of a decrease of $7.5 million in income tax expense, partially offset by an increase of $4.0 million in net foreign exchange losses.
Total financial expenses, net: Total financial expenses, net, increased by $17.3 million to $57.8 million for the three months ended March 31, 2024 compared to $40.5 million for the same period in 2023. The increase is principally due to an increase of $10.4 million in interest expense, primarily related to an increase in interest expense recognized on our $1,025.0 million 2028 Notes and $515.0 million 2030 Notes issued in November 2023 and $200.0 million Additional 2028 Notes issued in March 2024, offset by the decrease in interest expense related to our Hayfin Facility, PPL and Keppel Delivery Financing and DNB Facility, which were fully repaid in November 2023. In addition, the total increase includes a $3.7 million increase in net foreign exchange losses, a $2.3 million increase in relation to the premium paid on Convertible Bonds the Company repurchased in March 2024 as well as a $1.0 million decrease in interest income.
Income tax expense: Income tax expense increased by $2.9 million to $18.2 million for the three months ended March 31, 2024, compared to $15.3 million for the same period in 2023. The overall increase is principally due to a $3.2 million utilization of deferred tax assets offset by a decrease of $0.3 million in corporate income tax expense.
Adjusted EBITDA: Adjusted EBITDA increased by $42.6 million to $116.8 million for the three months ended March 31, 2024 compared to $74.2 million for the same period in 2023. Adjusted EBITDA is a non-GAAP measure. We present Adjusted EBITDA because we believe this measure increases comparability of underlying business performance from period to period and may be used to more easily compare our performance to other companies. Set forth below is how we calculate Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income / (loss) for the periods presented. See "Non-GAAP Financial Measures".

	Three months ended March 31,
In $ millions	2024	2023	Change	% Change
Net income / (loss)	14.4	(7.4)	21.8	(295)%
Depreciation of non-current assets	31.8	28.2	3.6	13%
Income from equity method investments	(5.4)	(2.4)	(3.0)	125%
Total financial expenses, net	57.8	40.5	17.3	43%
Income tax	18.2	15.3	2.9	19%
Adjusted EBITDA	116.8	74.2	42.6	57%

Liquidity and Capital Resources
Historically, we have met our liquidity needs principally from offerings of equity, convertible bonds and secured bonds, available funds under our financing arrangements and secured loan facilities, including the shipyard delivery financing arrangements related to our newbuild rigs and revolving credit facilities, cash generated from operations, and sale of non-core assets.
As of March 31, 2024, we had $282.7 million in cash and cash equivalents and $0.3 million in restricted cash.
During the year ended December 31, 2023, in connection with our Convertible Bonds, the Company entered into a share lending agreement with the intention of making up to 25.0 million common shares available to lend to DNB for the purposes of allowing the holders of the Convertible Bonds to perform hedging activities on the Oslo Stock Exchange.

As of March 31, 2024, 14,446,337 shares have been issued to DNB Markets by the Company under the share lending agreement for the purpose of allowing the Convertible Bond holders to perform hedging activities on the Oslo Stock Exchange. For more information see Note 22 - Common Shares.
Cash Distribution

In December 2023, the Company announced that its Board of Directors approved a cash distribution of $0.05 per share for the third quarter of 2023. The cash distribution was paid on January 22, 2024, to shareholders of record at close of business on January 3, 2024.

In addition, in February 2024, the Company announced that its Board of Directors approved a cash distribution of $0.05 per share for the fourth quarter of 2023. The cash distribution was paid on March 18, 2024, to shareholders of record at close of business on March 4, 2024.
Borrowing Activities
As of March 31, 2024, we had total principal amount of debt outstanding of $1,979.4 million, of which $114.6 million matures in 2024.
Repurchase of $10.6 million Unsecured Convertible Bonds due 2028
In February 2023 we issued $250.0 million unsecured convertible bonds due in February 2028. The Convertible Bonds have a coupon of 5.0% per annum payable semi-annually in arrears in equal installments. In March 2024, we repurchased $10.6 million principal amount of Convertible Bonds.
Following the payment of a $0.05 per share cash distribution in January 2024 and a further $0.05 per share cash distribution in March 2024, the adjusted conversion price is $7.2384 per share, with the current amount of the convertible bonds convertible into 33,073,607 shares.
The Company and its subsidiaries may from time to time further repurchase or otherwise trade in its own debt in open market or privately negotiated transactions or otherwise.
Issuance of Additional 10% Senior Secured Notes Due 2028
In March 2024, we issued $200.0 million principal amount of additional 10% Senior Secured Notes due in 2028 under the same terms and conditions as the $1,025.0 million Senior Secured Note due 2028 issued in November 2023.
Cash Flows
The table below sets forth cash flow information for the periods presented.

	Three months ended March 31,
In $ millions	2024	2023	Change	% Change
Net cash provided by / (used in) operating activities	23.9	(8.2)	32.1	(391)%
Net cash used in investing activities	(18.7)	(29.0)	10.3	(36)%
Net cash provided by financing activities	175.2	177.4	(2.2)	(1)%
Net increase in cash and cash equivalents and restricted cash	180.4	140.2	40.2	29%
Cash and cash equivalents and restricted cash at beginning of period	102.6	118.5	(15.9)	(13)%
Cash and cash equivalents and restricted cash at end of period	283.0	258.7	24.3	9%

Net cash provided by / (used in) operating activities increased by $32.1 million to net cash provided by operations of $23.9 million for the three months ended March 31, 2024, compared to net cash used in operations of $8.2 million for the same period in 2023, primarily due to the increase in number of operating rigs, increase in average dayrates and associated cash receipts from contract drilling services partially offset by cash expenditures for contract drilling services and the timing of working capital movements.

Net cash used in investing activities of $18.7 million for the three months ended March 31, 2024 is comprised of $15.2 million in additions to jack-up rigs and $3.3 million in additions to newbuildings, primarily as a result of activation, reactivation and special periodic survey ("SPS") costs and $0.2 million in purchases of property, plant and equipment.

Net cash used in investing activities of $29.0 million for the three months ended March 31, 2023 is comprised of $28.8 million in additions to jack-up rigs, primarily as a result of activation and reactivation costs and $0.2 million in purchases of property, plant and equipment

Net cash provided by financing activities of $175.2 million for the three months ended March 31, 2024 is comprised of:
•$208.3 million net proceeds from our additional senior secured notes due in 2028 issued in March 2024;
•$1.3 million proceeds from the exercise of share options; offset by
•$23.8 million in cash distributions to shareholders; and
•$10.6 million associated with the repurchase of our Convertible Bonds in March 2024.

Net cash provided by financing activities of $177.4 million for the three months ended March 31, 2023 is comprised of:

•$391.3 million net proceeds from our New Convertible Bonds and Senior Secured Bonds issued in February 2023; offset by
•$213.9 million of repayments of debt including $177.8 million related to our Convertible Bonds due in May 2023.

Cash interest paid was $6.3 million for the three months ended March 31, 2024 and $29.5 million for the same period in 2023 and is included in net cash used in operating activities.

Non-GAAP Financial Measures
In addition to disclosing financial results in accordance with U.S. GAAP, this report includes the non-GAAP financial measure, Adjusted EBITDA. We believe that this non-GAAP financial measure provides useful supplemental information about the financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.
The non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies.
During the three months ended March 31, 2024, the Company changed its definition of Adjusted EBITDA to exclude the adjustment for amortization of deferred mobilization and contract preparations costs as well as the adjustment for amortization of deferred mobilization, demobilization and other revenue. We believe that this change will enable us to be more closely aligned with the calculation methodology used by many of our industry peers. Adjusted EBITDA for all periods presented has been updated as per the definition below.

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Adjusted EBITDA	Net income / (loss) attributable to shareholders of Borr Drilling Limited	Net income / (loss) adjusted for: depreciation of non-current assets; income from equity method investments; total financial expenses, net; and income tax.	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments and removing the impact of depreciation, financing and tax items.
We believe that Adjusted EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs, contractual commitments, taxes, working capital or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.

Borr Drilling Limited

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Operations
(In $ millions except share and per share data)

	Notes	Three months ended March 31, 2024	Three months ended March 31, 2023
Operating revenues
Dayrate revenue	4	198.3	141.7
Related party revenue	4, 20	24.4	30.3
Bareboat charter revenue	14	11.3	—
Total operating revenues		234.0	172.0

Gain on disposals		0.2	0.1

Operating expenses
Rig operating and maintenance expenses		(104.0)	(85.5)
Depreciation of non-current assets	13	(31.8)	(28.2)
General and administrative expenses		(13.4)	(12.4)
Total operating expenses		(149.2)	(126.1)

Operating income		85.0	46.0

Income from equity method investments	6	5.4	2.4

Financial income (expenses), net
Interest income		1.4	2.4
Interest expense	7	(49.0)	(38.6)
Other financial expenses, net	8	(10.2)	(4.3)
Total financial expenses, net		(57.8)	(40.5)

Income before income taxes		32.6	7.9
Income tax expense	9	(18.2)	(15.3)
Net income / (loss) attributable to shareholders of Borr Drilling Limited		14.4	(7.4)
Total comprehensive income / (loss) attributable to shareholders of Borr Drilling Limited		14.4	(7.4)

Basic income / (loss) per share	10	0.06	(0.03)
Diluted income / (loss) per share	10	0.06	(0.03)
Weighted-average shares outstanding - basic	10	252,718,525	234,781,420
Weighted-average shares outstanding - diluted	10	256,565,237	234,781,420

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions)

	Notes	March 31, 2024	December 31, 2023
ASSETS		Unaudited	Audited
Current assets
Cash and cash equivalents		282.7	102.5
Restricted cash		0.3	0.1
Trade receivables, net		61.3	56.2
Prepaid expenses		15.5	11.0
Deferred mobilization and contract preparation costs	5	38.9	39.4
Accrued revenue	5	108.6	73.7
Due from related parties	20	98.2	95.0
Other current assets	11	28.5	32.0
Total current assets		634.0	409.9

Non-current assets
Property, plant and equipment		3.4	3.5
Newbuildings	12	12.9	5.4
Jack-up drilling rigs, net	13	2,556.9	2,578.3
Equity method investments	6	21.1	15.7
Other non-current assets	15	60.8	67.3
Total non-current assets		2,655.1	2,670.2
Total assets		3,289.1	3,080.1

LIABILITIES AND EQUITY
Current liabilities
Trade payables		39.0	35.5
Accrued expenses	16	66.8	77.0
Short-term accrued interest and other items		84.3	42.3
Short-term debt	18	97.8	82.9
Short-term deferred mobilization, demobilization and other revenue	5	56.1	59.5
Other current liabilities	17	52.2	63.2
Total current liabilities		396.2	360.4

Non-current liabilities
Long-term debt	18	1,799.0	1,618.8
Long-term deferred mobilization, demobilization and other revenue	5	44.3	56.6
Other non-current liabilities		5.5	5.8
Onerous contracts		54.5	54.5
Total non-current liabilities		1,903.3	1,735.7
Total liabilities		2,299.5	2,096.1

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 315,000,000 (2023:315,000,000) shares, issued 264,080,391 (2023: 264,080,391) shares and outstanding 252,996,439 (2023: 252,582,036) shares	22	26.5	26.5
Treasury shares		(8.8)	(8.9)
Additional paid in capital		340.2	337.2
Contributed surplus		1,976.2	1,988.1
Accumulated deficit		(1,344.5)	(1,358.9)
Total equity		989.6	984.0
Total liabilities and equity		3,289.1	3,080.1

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

	Notes	Three months ended March 31, 2024	Three months ended March 31, 2023
Cash flows from operating activities
Net income / (loss)		14.4	(7.4)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Non-cash compensation expense related to stock based employee and directors' compensation		1.8	1.3
Depreciation of non-current assets	13	31.8	28.2
Amortization of deferred mobilization and contract preparation costs		14.7	13.6
Amortization of deferred mobilization, demobilization and other revenue		(26.2)	(15.4)
Gain on disposal of assets		(0.2)	(0.1)
Amortization of debt discount	7	1.7	—
Amortization of debt premium	7	(0.1)	—
Amortization of deferred finance charges	7	2.7	1.8
Effective interest rate adjustments		—	(1.7)
Income from equity method investments	6	(5.4)	(2.4)
Deferred income tax	9	(3.1)	(0.1)
Change in assets and liabilities:
Amounts due to/from related parties		(3.2)	(6.6)
Accrued expenses		(9.3)	(1.7)
Accrued interest		35.1	14.5
Other current and non-current assets		(45.8)	(18.3)
Other current and non-current liabilities		15.0	(13.9)
Net cash provided by / (used in) operating activities		23.9	(8.2)

Cash flows from investing activities
Purchase of property, plant and equipment		(0.2)	(0.2)
Additions to newbuildings		(3.3)	—
Additions to jack-up drilling rigs		(15.2)	(28.8)
Net cash used in investing activities		(18.7)	(29.0)

Cash flows from financing activities
Repayment of debt	18	(10.6)	(213.9)
Cash dividends paid		(23.8)	—
Debt proceeds, gross of premium / (net of discount) and issuance costs	18	208.3	391.3
Proceeds from exercise of share options		1.3	—
Net cash provided by financing activities		175.2	177.4

Net increase in cash, cash equivalents and restricted cash		180.4	140.2
Cash, cash equivalents and restricted cash at the beginning of the period		102.6	118.5
Cash, cash equivalents and restricted cash at the end of the period		283.0	258.7

Supplementary disclosure of cash flow information
Interest paid		(6.3)	(29.5)
Income taxes paid		(12.8)	(10.0)

(In $ millions)	March 31, 2024	December 31, 2023
Cash and cash equivalents	282.7	102.5
Restricted cash	0.3	0.1
Total cash and cash equivalents and restricted cash	283.0	102.6

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2022	228,948,087	23.0	(9.8)	2,265.6	—	(1,381.0)	897.8
Issue of common shares	15,000,000	2.5	(1.0)	—	—	—	1.5
Convertible debt issuance cost	—	—	—	10.9		—	10.9
Share-based compensation	—	—	—	1.3	—	—	1.3
Total comprehensive loss	—	—	—	—	—	(7.4)	(7.4)
Balance as at March 31, 2023	243,948,087	25.5	(10.8)	2,277.8	—	(1,388.4)	904.1

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2023	252,582,036	26.5	(8.9)	337.2	1,988.1	(1,358.9)	984.0
Issue of common shares	3,067	—	—	—	—	—	—
Share based compensation	411,336	—	0.1	3.0	—	—	3.1
Distribution to shareholders	—	—	—	—	(11.9)	—	(11.9)
Total comprehensive loss	—	—	—	—	—	14.4	14.4
Balance as at March 31, 2024	252,996,439	26.5	(8.8)	340.2	1,976.2	(1,344.5)	989.6

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1 - General Information
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed on the Oslo Stock Exchange ("OSE") and on the New York Stock Exchange ("NYSE") under the ticker "BORR". Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry. Our primary business is the ownership, contracting and operation of modern jack-up drilling rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct drilling of oil and gas wells and workover operations for exploration and production customers. As of March 31, 2024, we had 22 premium jack-up rigs and had agreed to purchase two additional premium jack-up rigs under construction which are scheduled for delivery in the second half of 2024.
As used herein, and unless otherwise required by the context, the terms “Company,” “Borr”, “we,” “Group,” “our” and words of similar nature refer to Borr Drilling Limited and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.
Note 2 - Basis of Preparation and Accounting Policies
Basis of preparation
The unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2023, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on March 27, 2024. The Consolidated Balance Sheet data as of December 31, 2023 was derived from our audited annual financial statements. The amounts are presented in millions of United States dollars ("U.S. dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, all adjustments necessary for a fair presentation of the financial statements are reflected in the interim periods presented.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited consolidated financial statements for the three months ended March 31, 2024 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2023, except for the revenue accounting policy which was updated as a result of the execution of bareboat charter agreements with third-parties during the quarter ended March 31, 2024.
Revenue
The Company performs services that represent a single performance obligation under its drilling contracts. This performance obligation is satisfied over time. The Company earns revenues primarily by performing the following activities: (i) providing the drilling rig, work crews, related equipment and services necessary to operate the rig (ii) delivering the drilling rig by mobilizing to and demobilizing from the drilling location, and (iii) performing certain pre-operating activities, including rig preparation activities or equipment modifications required for the contract.
The Company recognizes revenues earned under drilling contracts based on variable dayrates, which range from full operating dayrates to lower rates or zero rates for periods when drilling operations are interrupted or restricted, based on the specific activities performed during the contract. The total transaction price is determined for each individual contract by estimating both fixed and variable consideration expected to be earned over the firm term of the contract and may include the blending of rates when a contract has operating dayrates that change over the firm term of the contract. Such dayrate consideration is attributed to the distinct time period to which it relates within the contract term, and therefore is recognized as the Company performs the services.
The Company recognizes revenues earned in relation to certain bareboat charter agreements where we lease our owned rigs to third parties based on fixed daily rates, which range from operating rates to stand-by rates or zero rates for periods when drilling operations are interrupted or restricted, based on the specific activities performed during the contract. The total transaction price is determined for each individual contract by estimating both fixed and variable consideration expected to be earned over the firm term of the contract and may include the blending of rates when a contract has fixed daily rates that change over the firm term of the contract. Such fixed daily rate consideration is attributed to the distinct time period to which it relates within the contract term, and therefore is recognized as the Company performs the services.
The Company recognizes reimbursement revenues and the corresponding costs, gross, at a point in time, as the Company provides the customer-requested goods and services, when such reimbursable costs are incurred while performing drilling operations. Reimbursable revenues are recognized in 'Dayrate revenue' in the Consolidated Statement of Operations.
Prior to performing drilling operations, the Company may receive pre-operating revenues, on either a fixed lump-sum or variable dayrate basis, for mobilization, contract preparation, customer-requested goods and services or capital upgrades or other upfront payments, which the Company recognizes over time in line with the satisfaction of the performance obligation. These activities are not considered to be distinct within the context of the contract and therefore, the associated revenue is allocated to the overall performance obligation and recognized ratably over the expected term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to dayrate revenue as services are rendered over the initial term of the related drilling contract.

We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the demobilization of our rigs. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception and recognized over the term of the contract. In most of our contracts, there is uncertainty as to the likelihood and amount of expected demobilization revenue to be received as the amount may vary dependent upon whether or not the rig has additional contracted work following the contract. Therefore, the estimate for such revenue may be constrained, depending on the facts and circumstances pertaining to the specific contract. We assess the likelihood of receiving such revenue based on past experience and knowledge of the market conditions.
Use of estimates
The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards
In June 2022, the Financial Accounting Standards Board ("FASB") issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction and require the following disclosures for equity securities subject to contractual sale restrictions: 1) The fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet; 2) The nature and remaining duration of the restriction(s) and 3) The circumstances that could cause a lapse in the restriction(s). These amendments are effective for the Company from January 1, 2024. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the three months ended March 31, 2024.
In March 2023, the FASB issued ASU 2023-01 Leases (Topic 842): Common Control Arrangements. The amendments provide a practical expedient for private companies and not-for-profit entities that are not conduit bond obligors to use the written terms and conditions of a common control arrangement to determine whether a lease exists and, if so, the classification of and accounting for that lease. If no written terms and conditions exist (including in situations in which an entity does not document existing unwritten terms and conditions in writing upon transition to the practical expedient), an entity is prohibited from applying the practical expedient and must evaluate the enforceable terms and conditions to apply Topic 842. Also, the amendments require that leasehold improvements associated with common control leases be: 1) Amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term) as long as the lessee controls the use of the underlying asset (the leased asset) through a lease. However, if the lessor obtained the right to control the use of the underlying asset through a lease with another entity not within the same common control group, the amortization period may not exceed the amortization period of the common control group; 2) Accounted for as a transfer between entities under common control through an adjustment to equity (or net assets for not-for-profit entities) if, and when, the lessee no longer controls the use of the underlying asset. Additionally, those leasehold improvements are subject to the impairment guidance in Topic 360, Property, Plant, and Equipment. These amendments are effective for the Company from January 1, 2024. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the three months ended March 31, 2024.
In March 2023, the FASB issued ASU 2023-02 Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force). The amendments permit reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the income tax credits and other income tax benefits received and recognizes the net amortization and income tax credits and other income tax benefits in the income statement as a component of income tax expense (benefit). These amendments are effective for the Company from January 1, 2024. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the three months ended March 31, 2024.
In November 2023, the FASB issued ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update: 1) Require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of segment profit or loss; 2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition; 3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods; 4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements; 5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources; 6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. These amendments are effective for the Company from January 1, 2024. There was no impact resulting from these amendments on our unaudited consolidated financial statements and no material impact on our related disclosures as presented in this interim set of accounts for the three months ended March 31, 2024.

Accounting pronouncements that have been issued but not yet adopted

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2023-05 Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement	The amendments in this Update address the accounting for contributions made to a joint venture, upon formation, in a joint venture’s separate financial statements. The objectives of the amendments are to:
(1) provide decision-useful information to investors and other allocators of capital (collectively, investors) in a joint venture’s financial statements; and
(2) reduce diversity in practice.
	To reduce diversity in practice and provide decision-useful information to a joint venture’s investors, the Board decided to require that a joint venture apply a new basis of accounting upon formation, resulting in a joint venture, upon formation, being required to recognize and initially measure its assets and liabilities at fair value (with exceptions to fair value measurement that are consistent with the business combinations guidance).	January 1, 2025	Under evaluation
ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures	The amendments in this Update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). A public business entity is required to provide an explanation, if not otherwise evident, of the individual reconciling items disclosed, such as the nature, effect, and underlying causes of the reconciling items and the judgment used in categorizing the reconciling items.
	The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant.	January 1, 2025	Under evaluation
ASU 2024-01: Compensation—Stock Compensation (Topic 718)	The amendments in this Update improve GAAP by adding an illustrative example to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with Topic 718, Compensation—Stock Compensation. The fact patterns in the illustrative example focus on the scope conditions in paragraph 718-10-15-3. The illustrative example is intended to reduce (1) complexity in determining whether a profits interest award is subject to the guidance in Topic 718 and (2) existing diversity in practice.	January 1, 2025	Under evaluation
As of May 23, 2024, the FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our consolidated financial statements and related disclosures either on transition or in future periods.
Note 4 - Segment Information
During the three months ended March 31, 2024 and March 31, 2023, we had a single reportable segment: our operations performed under our dayrate model (which includes rig charters and ancillary services). Our CODM, our Board of Directors, reviews financial information provided as an aggregate sum of assets, liabilities and activities that exist to generate cash flows, by our single operating segment. Given that we only have a single reportable segment, allocation of resources by our CODM is not determined by segment profit or loss.

The following presents financial information by segment for the three months ended March 31, 2024:

	Dayrate	Reconciling Items (2)	Consolidated total
Dayrate revenue	253.4	(55.1)	198.3
Related party revenue	—	24.4	24.4
Bareboat charter revenue	11.3	—	11.3
Gain on disposal	—	0.2	0.2
Rig operating and maintenance expenses	(158.3)	54.3	(104.0)
Depreciation of non-current assets (1)	(31.5)	(0.3)	(31.8)
General and administrative expenses (1)	—	(13.4)	(13.4)
Income from equity method investments	—	5.4	5.4
Operating income including equity method investments	74.9	15.5	90.4

Total assets	3,590.9	(301.8)	3,289.1

The following presents financial information by segment for the three months ended March 31, 2023:

(in $ millions)	Dayrate	Reconciling Items (2)	Consolidated total
Dayrate revenue	217.8	(76.1)	141.7
Related party revenue	—	30.3	30.3
Gain on disposal	—	0.1	0.1
Rig operating and maintenance expenses	(160.0)	74.5	(85.5)
Depreciation of non-current assets (1)	(27.8)	(0.4)	(28.2)
General and administrative expenses (1)	—	(12.4)	(12.4)
Income from equity method investments	—	2.4	2.4
Operating income including equity method investments	30.0	18.4	48.4

Total assets	3,469.9	(307.7)	3,162.2
(1) General and administrative expenses and depreciation expense incurred by our corporate office are not allocated to our operating segment for purposes of measuring segment operating income / (loss) and are included in "Reconciling items."
(2) The full operating results included above for our equity method investments are not included within our consolidated results and thus are deducted under "Reconciling items" and replaced with our income / (loss) from equity method investments (see Note 6 - Equity Method Investments).
Geographic data
Revenues are attributed to geographical location based on the country of operations for drilling activities, and thus the country where the revenues are generated.
The following presents our revenues by geographic area:

	Three months ended March 31, 2024	Three months ended March 31, 2023
Mexico	66.2	39.5
South East Asia	64.1	51.9
Middle East	61.5	30.6
West Africa	35.4	43.4
Europe	6.8	6.6
Total	234.0	172.0

Major customers
The following customers accounted for more than 10% of our dayrate and related party revenues:

	Three months ended March 31, 2024	Three months ended March 31, 2023
(In % of operating revenues)
Saudi Arabian Oil Company	16%	13%
Perfomex	11%	18%
ENI Congo S.A.	11%	15%
Total	38%	46%
Fixed Assets — Jack-up rigs (1)
The following presents the net book value of our jack-up rigs by geographic area:

	March 31, 2024	December 31, 2023
(In $ millions)
Mexico	806.5	815.4
South East Asia	668.3	673.4
Middle East	548.1	553.0
West Africa	443.1	444.8
Europe	90.9	91.7
Total	2,556.9	2,578.3
(1) The fixed assets referred to in the table above excludes assets under construction. Asset locations at the end of a period are not necessarily indicative of the geographical distribution of the revenues or operating profits generated by such assets during the associated periods.
Note 5 - Contracts with Customers

Contract Assets and Liabilities
When the right to consideration becomes unconditional based on the contractual billing schedule, accrued revenue is recognized. At the point that accrued revenue is billed, trade accounts receivable are recognized. Payment terms on invoice amounts are typically 30 days.
Deferred mobilization, demobilization and contract preparation revenue includes revenues received for rig mobilization as well as preparation and upgrade activities, in addition to demobilization revenues expected to be received upon contract commencement and other lump-sum revenues relating to the firm periods of our contracts. These revenues are allocated to the overall performance obligation and recognized on a straight-line basis over the initial firm term of the contracts.
The following presents our contract assets and liabilities from our contracts with customers:

	March 31, 2024	December 31, 2023
(In $ millions)
Accrued revenue (1)	108.6	73.7
Current contract assets	108.6	73.7

Non-current accrued revenue (2)	3.1	2.3
Non-current contract asset	3.1	2.3
Total contract asset	111.7	76.0

Current deferred mobilization, demobilization and other revenue	(56.1)	(59.5)
Current contract liability	(56.1)	(59.5)

Non-current deferred mobilization, demobilization and other revenue	(44.3)	(56.6)
Non-current contract liability	(44.3)	(56.6)
Total contract liability	(100.4)	(116.1)

(1) Accrued revenue includes $9.1 million ($7.3 million as of December 31, 2023) related to the current portion of deferred variable rate revenue, $3.1 million ($1.1 million as of December 31, 2023) pertaining to the current portion of deferred demobilization revenue, and $1.2 million ($1.2 million as of December 31, 2023) related to the current portion of liquidated damages associated with a known delay in the operational start date of two of our contracts.

(2) Non-current accrued revenue includes $2.5 million ($1.5 million as of December 31, 2023) pertaining to the non-current portion of deferred demobilization revenue, and $0.6 million ($0.8 million as of December 31, 2023) related to the non-current portion of liquidated damages associated with a known delay in the operational start date of two of our contracts. Non-current accrued revenue is included in "Other non-current assets" in our Unaudited Consolidated Balance Sheets (see Note 15 - Other Non-Current Assets)

Total movement in our contract assets and contract liabilities balances during the three months ended March 31, 2024 are as follows:

(In $ millions)	Contract assets	Contract liabilities
Balance as of December 31, 2023	76.0	116.1
Performance obligations satisfied during the reporting period	99.9	—
Amortization of revenue	—	(26.2)
Unbilled demobilization revenue	3.0	—
Unbilled variable rate revenue	1.9	—
Performance obligations to be satisfied over time	—	3.0
Unbilled mobilization revenue	4.6	—
Cash received, excluding amounts recognized as revenue	—	7.5
Cash received against the contract asset balance	(73.7)	—
Balance as of March 31, 2024	111.7	100.4

Timing of Revenue

The Company derives its revenue from contracts with customers for the transfer of goods and services, from various activities performed both at a point in time and over time, under the output method.

	Three months ended March 31, 2024	Three months ended March 31, 2023
(In $ millions)
Over time	228.3	166.9
Point in time	5.7	5.1
Total	234.0	172.0

Revenue on existing contracts, where performance obligations are unsatisfied or partially unsatisfied at the balance sheet date, is expected to be recognized as follows as at March 31, 2024:

	For the periods ending March 31,
(In $ millions)	2025	2026	2027	2028 onwards
Dayrate revenue	656.5	374.6	85.7	71.1
Other revenue (1)	47.9	25.5	7.2	8.5
Total	704.4	400.1	92.9	79.6
(1) Other revenue represents lump sum revenue associated with contract preparation and mobilization and is recognized ratably over the initial firm term of the associated contract in "Dayrate revenue" in the Unaudited Consolidated Statements of Operations.
Contract Costs

Deferred mobilization and contract preparation costs relate to costs incurred to prepare a rig for contract and delivery or to mobilize a rig to the drilling location. We defer pre‑operating costs, such as contract preparation and mobilization costs, and recognize such costs on a straight‑line basis, over the estimated firm period of the drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization period.

	March 31, 2024	December 31, 2023
(In $ millions)
Current deferred mobilization and contract preparation costs	38.9	39.4
Non-current deferred mobilization and contract preparation costs (1)	38.8	42.6
Total deferred mobilization and contract preparation asset	77.7	82.0

(1) Non-current deferred mobilization and contract preparation costs are included in "Other non-current assets" in our Unaudited Consolidated Balance Sheets (see Note 15 - Other Non-Current Assets).

Deferred mobilization and contract preparation costs decreased by $4.3 million during the three months ended March 31, 2024 to $77.7 million, from $82.0 million as of December 31, 2023 as a result of additional deferred costs of $10.4 million primarily relating to the contract preparations of the rigs "Idun", "Hild", "Thor" and "Ran", offset by amortization of $14.7 million during the three months ended March 31, 2024.
Note 6 - Equity Method Investments
We own a 51% interest in two Mexico-based joint ventures, Perfomex and Perfomex II. We previously provided five jack-up rigs on bareboat charters to these joint ventures. These joint ventures previously provided dayrate drilling services to Opex Perforadora S.A. de C.V. (“Opex”) and Perforadora Profesional AKAL I, SA de CV (“Akal”), which both provide integrated well services to Petróleos Mexicanos (“Pemex”). Opex and Akal are wholly owned by Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”), a fully owned subsidiary of Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”). CME owns the remaining 49% interest in our joint ventures Perfomex and Perfomex II.
Effective January 1, 2024, Perfomex and Opex agreed to terminate the Drilling and Technical Services Agreements ("DTSAs") for the jack-up rigs "Grid" and "Gersemi". This triggered a termination fee payable by Opex to Perfomex of $14 million, or $7 million per Borr jack-up rig operated by Perfomex. The associated bareboat charter agreements between Perfomex and the Company were also terminated. Effective on the same date, the Company entered into new fixed rate bareboat charter agreements for the jack-up rigs "Grid" and "Gersemi" with Irish Energy Drilling Assets, DAC ("Irco"). The new bareboat charter agreements remain in effect until December 31, 2025.
In addition, effective January 1, 2024, Perfomex entered into new Drilling, Operation and Management Agreements ("DO&M Agreements") with Perforadora Ircomex, S.A. DE C.V. ("Ircomex") to provide drilling, operations and management services for the Borr jack-up rigs "Grid" and "Gersemi", plus third-party owned jack-up rigs "CME I" and "CME II". These DO&M Agreements are based on a cost-plus pricing model and remain in effect until December 31, 2025. Irco and Ircomex will continue to provide the jack-up rigs "Grid" and "Gersemi" and accompanying operational services to Opex, to service its integrated well services contract with Pemex.
During the quarter ended March 31, 2024, we continued to provide the three jack-up rigs "Galar", "Njord" and "Odin" on a bareboat basis to Perfomex, which provided dayrate drilling services to Opex. Subsequent to the quarter ended March 31, 2024, Perfomex, Opex and Akal agreed to terminate the DTSAs for these three jack-up rigs, and new agreements effective the same date were executed. See Note 23 - Subsequent Events.
The below tables sets forth the results from these entities, on a 100% basis, for the three months ended March 31, 2024 and 2023:

	Three months ended March 31, 2024		Three months ended March 31, 2023
In $ millions	Perfomex	Perfomex II	Perfomex	Perfomex II
Revenue	53.1	2.0	70.5	5.6
Operating expenses	(52.4)	(1.9)	(68.4)	(6.1)
Net income	10.1	0.4	4.1	0.6

As of March 31, 2024, Perfomex and Perfomex II had $148.4 million of receivables from Opex and Akal, of which $97.9 million was outstanding and $50.5 million was unbilled. As of December 31, 2023, Perfomex and Perfomex II had $164.9 million of receivables from Opex and Akal, of which $131.7 million was outstanding and $33.2 million was unbilled.
Summarized balance sheets, on a 100% basis of the Company's equity method investees are as follows:

	As at March 31, 2024		As at December 31, 2023
In $ millions	Perfomex	Perfomex II	Perfomex	Perfomex II
Cash	0.4	—	11.4	0.5
Total current assets	235.3	32.3	271.4	35.1
Total non-current assets	32.1	2.1	12.3	2.1
Total assets	267.4	34.4	283.7	37.2
Total current liabilities	239.1	20.2	257.2	23.8
Total non-current liabilities	—	0.6	8.3	0.2
Equity	28.3	13.6	18.2	13.2
Total Liabilities and Equity	267.4	34.4	283.7	37.2
The following presents our investments in equity method investments as at March 31, 2024:

In $ millions	Perfomex	Perfomex II	Borr Total
Balance as of January 1, 2024	9.1	6.6	15.7
Income on a percentage basis	5.2	0.2	5.4
Balance as of March 31, 2024 (1)	14.3	6.8	21.1

Note 7 - Interest Expense
Interest expense is comprised of the following:

	Three months ended March 31, 2024	Three months ended March 31, 2023
(In $ millions)
Debt interest expense	(44.7)	(36.8)
Amortization of deferred finance charges	(2.7)	(1.8)
Amortization of debt discount	(1.7)	—
Amortization of debt premium	0.1	—
Total	(49.0)	(38.6)
Note 8 - Other Financial Expenses, net
Other financial expenses, net is comprised of the following:

	Three months ended March 31, 2024	Three months ended March 31, 2023
(In $ millions)
Yard cost cover expense	(5.6)	(5.5)
Foreign exchange (loss) / gain	(2.1)	1.6
Bank commitment, guarantee and other fees	(1.0)	(0.4)
Other financial expense (1)	(1.5)	—
Total	(10.2)	(4.3)
(1) Other financial expense for the three months ended March 31, 2024 includes $2.3 million of premium paid related to the Convertible Bonds repurchased in March 2024.
Amortization of deferred finance charges for the three months ended March 31, 2023 of $1.8 million has been presented in Interest expense in the Unaudited Consolidated Statements of Operations, to conform to the current period's presentation. See Note 7 - Interest Expense.
Note 9 - Taxation
Borr Drilling Limited is a Bermuda company and is currently not required to pay taxes in Bermuda on ordinary income or capital gains under a tax exemption granted by the Minister of Finance in Bermuda until March 31, 2035. In December 2023, the Bermuda Corporate Income Tax Act was enacted and will apply from January 1, 2025, with a statutory rate of 15%. We operate through various subsidiaries, affiliates and branches in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries, affiliates and branches operate, were incorporated, or are otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred.
Total pre-tax income / (loss) is comprised of the following by jurisdiction:

	Three months ended March 31, 2024	Three months ended March 31, 2023
(In $ millions)
Bermuda	(42.1)	(14.6)
Foreign	74.7	22.5
Total	32.6	7.9
The change in the effective tax rate from period to period is primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions and methods of taxation in these jurisdictions vary greatly, there is little direct correlation between the income tax provision or benefit and income or loss before taxes. We used a discrete effective tax rate method to calculate income taxes.
Income tax (expense) / benefit is comprised of the following:

	Three months ended March 31, 2024	Three months ended March 31, 2023
(In $ millions)
Current tax	(15.1)	(15.4)
Change in deferred tax	(3.1)	0.1
Total	(18.2)	(15.3)
The deferred tax assets related to our net operating losses were primarily generated in the United Kingdom and will not expire. We recognize a valuation allowance for deferred tax assets when it is more likely than not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near term if estimates of future taxable income change.
In response to the Organization for Economic Co-Operation and Development (OECD) Base Erosion and Profit Shifting initiative, a 15% worldwide minimum tax implemented on a country-by-country basis has been introduced with many jurisdictions committed to a January 1, 2024, effective date. There remains a number of uncertainties around the final Pillar 2 model rules, and we are closely monitoring developments on this initiative.
Additionally, on December 27, 2023, Bermuda enacted the Corporate Income Tax Act which imposes a 15% tax on Bermuda businesses that are part of multinational enterprise (MNE) groups. The effective date of the income tax is for tax years beginning on or after January 1, 2025. We are actively monitoring the evolving developments of these regulations and evaluating their potential impact on future periods. At present, we expect that they will not have a substantial impact on our financial results in the short term.
Note 10 - Income/loss Per Share
The computation of basic income/(loss) per share (“EPS”) is based on the weighted average number of shares outstanding during the period.

	Three months ended March 31, 2024	Three months ended March 31, 2023
Basic income (loss) per share	0.06	(0.03)
Diluted income (loss) per share	0.06	(0.03)

Issued ordinary shares at the end of the period	264,080,391	254,263,598
Weighted average numbers of shares outstanding for the period, basic	252,718,525	234,781,420
Dilutive effect of share options and RSU (1)	3,846,712	—
Weighted average numbers of shares outstanding for the period, diluted	256,565,237	234,781,420
(1) Includes the impact of 8,118,362 share options and 112,780 restricted stock units using the treasury stock method.
The weighted average number of shares outstanding includes 14,446,337 and 14,443,270 shares as of March 31, 2024 and December 31, 2023 shares, respectfully, which have been issued as part of a share lending arrangement relating to the Company's issuance of $250.0 million Convertible Bonds in 2023 (see Note 22 - Common Shares).
The following potential share issuances effects of Convertible Bonds, share options, RSUs and performance units have been excluded from the calculation of diluted EPS for each of the three months ended March 31, 2024 and March 31, 2023 because the effects were anti-dilutive.

	Three months ended March 31, 2024	Three months ended March 31, 2023
Convertible bonds	33,073,607	36,404,793
Share options	2,100,000	9,362,487
Performance stock units	500,000	500,000
Restricted share units	—	88,584

For the three months ended March 31, 2024, 33,073,607 shares issuable upon exercise of our convertible bonds due in May 2028 with a conversion price of $7.2384 per share, have been excluded as they are anti-dilutive. In addition, the impact of 2,100,000 stock options and 500,000 performance share units using the treasury stock method were anti-dilutive, as the exercise price was higher than the average share price, and therefore have been excluded from the calculation.

Diluted EPS for the three months ended March 31, 2023 does not include the effect of the assumed conversion of potentially dilutive instruments listed above, due to losses sustained in these years as this was deemed to have an anti-dilutive effect on our EPS.

Note 11 - Other Current Assets
Other current assets are comprised of the following:

	March 31, 2024	December 31, 2023
(In $ millions)
VAT receivable	11.5	16.5
Client rechargeables	6.9	5.3
Other tax receivables	5.2	4.7
Right-of-use lease asset (1)	0.5	0.5
Deferred financing fee	0.5	0.5
Other receivables	3.9	4.5
Total	28.5	32.0
(1) The right-of-use lease asset pertains to our office and yard leases.
Note 12 - Newbuildings
The table below sets forth the carrying value of our newbuildings:

	March 31, 2024	December 31, 2023
(In $ millions)
Opening balance	5.4	3.5
Additions	7.5	1.9
Total	12.9	5.4
No rigs were delivered in the three months ended March 31, 2024.
Impairment
During the three months ended March 31, 2024, we considered whether indicators existed that the carrying amounts of our newbuildings may not be recoverable as of March 31, 2024, and concluded that no indicators, events, or changes in circumstances, have occurred to warrant a change in the assumptions utilized in the December 31, 2023 impairment tests of our newbuilding jack-up rig fleet. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.
Commitments
The remaining contracted installments as of March 31, 2024 and December 31, 2023, payable on delivery, for the two Keppel newbuilds ordered in 2017, are in total $319.8 million, respectively (see Note 19 - Commitments and Contingencies).
Note 13 - Jack-Up Rigs
Set forth below is the carrying value of our jack-up rigs:

	March 31, 2024	December 31, 2023
(In $ millions)
Opening balance	2,578.3	2,589.1
Additions	10.1	104.7
Depreciation and amortization	(31.5)	(115.5)
Total	2,556.9	2,578.3
Accumulated depreciation related to jack-up rigs as at March 31, 2024 is $629.6 million (as at December 31, 2023 was $598.1 million).
Depreciation of property, plant and equipment
In addition to the depreciation in the above table, the Company recognized depreciation of $0.3 million for the three months ended March 31, 2024 related to property, plant and equipment ($0.4 million for the three months ended March 31, 2023).
Impairment

During the three months ended March 31, 2024, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our jack-up rigs may not be recoverable as of March 31, 2024, and concluded that no such events or changes in circumstances have occurred to warrant a change in the assumptions utilized in the December 31, 2023 impairment tests of our jack-up rig fleet. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.
Note 14 - Leases
We have various operating leases, principally for office space, storage facilities and operating equipment, which expire at various dates.
Supplemental balance sheet information related to leases is as follows:

(In $ millions)	March 31, 2024	December 31, 2023
Operating leases right-of-use assets	1.5	1.6
Current operating lease liabilities	0.5	0.5
Non-current operating lease liabilities	1.0	1.1
The current portion of the right-of-use assets of $0.5 million is recognized within "Other current assets" (see Note 11 - Other Current Assets) and the non-current portion of the right-of-use assets of $1.0 million is recognized within "Other non-current assets" (see Note 15 - Other Non-Current Assets) in the Unaudited Consolidated Balance Sheets. The current operating lease liabilities are recognized within "Other current liabilities" (see Note 17 - Other Current Liabilities) and the non-current operating lease liabilities are recognized within "Other liabilities" in the Unaudited Consolidated Balance Sheets.
Components of lease expenses are comprised of the following:

(In $ millions)	Three months ended March 31, 2024	Three months ended March 31, 2023
Operating lease expense	3.5	2.9
For the three months ended March 31, 2024 and 2023, of the total operating lease expense, $3.0 million and $2.3 million, respectively, were recognized as "Rig operating and maintenance expenses" and $0.5 million and $0.6 million, respectively, were recognized as "General and administrative expenses" in the Unaudited Consolidated Statements of Operations.
Rental income
Effective January 1, 2024, as part of a restructuring of our operations under our joint venture in Mexico, the Company entered into new fixed external bareboat charter agreements for two jack-up rigs which continue to service Opex's contract with Pemex (see Note 6 - Equity Method Investments). Future revenues are based on a blended rate, in line with our revenue recognition policy, as the contract includes daily rates that change over the firm term of the contract.
Revenues from operating leases for the three months to March 31, 2024 of $11.3 million have been recognized on a straight-line basis as “Bareboat charter revenue” in the Unaudited Consolidated Statement of Operations. There were nil revenues from operating leases for the three months ended March 31, 2023.
The minimum future revenues to be received under the Company's operating leases on its jack-up rigs as of March 31, 2024, are as follows:

(In $ millions)
2024	32.4
2025	43.1
Total minimum contractual future revenues	75.5
The cost and accumulated depreciation of jack-up rigs leased to third parties as of March 31, 2024 were $305.2 million and $53.5 million, respectively. There were no jack-up rigs leased to third parties as of December 31, 2023.

Note 15 - Other Non-Current Assets
Other long-term assets are comprised of the following:

	March 31, 2024	December 31, 2023
(In $ millions)
Deferred mobilization and contract preparation costs (1)	38.8	42.6
Deferred tax asset	16.2	19.3
Deferred demobilization revenue (2)	2.5	1.5
Deferred financing fee	1.6	1.7
Right-of-use lease asset, non-current (3)	1.0	1.1
Liquidated damages (4)	0.6	0.8
Prepayments	0.1	0.3
Total	60.8	67.3
(1) Non-current deferred mobilization and contract preparation costs relate to the non-current portion of contract mobilization and preparation costs for six of our the jack-up rigs (see Note 5 - Contracts with Customers).
(2) Non-current deferred demobilization revenue relates to demobilization revenue for three of our jack-up rigs, which will be billed upon contract completion.
(3) The right-of-use lease asset pertains to our offices and yard leases.
(4) Relates to the non-current portion of liquidated damages associated with a known delay in the operational start date of two of our contracts, which is amortized over the firm contract terms and recognized as reduction of "Dayrate revenue" in the Unaudited Consolidated Statements of Operations.
Note 16 - Accrued Expenses
Accrued expenses are comprised of the following:

	March 31, 2024	December 31, 2023
(In $ millions)
Accrued goods and services received, not invoiced	18.4	19.7
Accrued payroll and bonus	10.0	12.3
Other accrued expenses (1)	38.4	45.0
Total	66.8	77.0
(1) Other accrued expenses include holding costs incurred with the shipyards, professional fees, management fees and other accrued expenses related to rig operations.
Note 17 - Other Current Liabilities
Other current liabilities are comprised of the following:

	March 31, 2024	December 31, 2023
(In $ millions)
Other current taxes payable (1)	19.8	19.7
VAT payable	15.8	17.5
Corporate income taxes payable	10.4	6.7
Accrued payroll and severance	1.0	0.8
Operating lease liability, current	0.5	0.5
Dividends payable (2)	—	11.9
Other current liabilities	4.7	6.1
Total	52.2	63.2
(1) Other current taxes payable include withholding tax, payroll tax and other indirect tax related liabilities.

(2) On December 22, 2023, the Company declared a cash distribution of $0.05 per share, corresponding to a total of $11.9 million, which was paid to our shareholders on January 22, 2024. On February 22, 2024, the Company declared a cash distribution of $0.05 per share, corresponding to a total of $11.9 million, which was paid to our shareholders on March 18, 2024.
Note 18 - Debt
Short-term debt is comprised of the following:

	Principal Amount
(In $ millions)	March 31, 2024	December 31, 2023
2028 Notes	75.0	75.0
2030 Notes	25.0	25.0
Additional 2028 Notes	14.6	—
Principal Outstanding	114.6	100.0
Deferred Finance Charges (1)	(11.1)	(10.3)
Debt discount	(6.8)	(6.8)
Debt premium	1.1	—
Carrying Value Short-Term Debt (2)	97.8	82.9
Long-term debt is comprised of the following:

	Principal Amount
(In $ millions)	March 31, 2024	December 31, 2023
2028 Notes	950.0	950.0
2030 Notes	490.0	490.0
Convertible Bonds	239.4	250.0
Additional 2028 Notes	185.4	—
Principal Outstanding	1,864.8	1,690.0
Deferred Finance Charges (1)	(40.6)	(40.5)
Debt discount	(29.0)	(30.7)
Debt premium	3.8	—
Carrying Value Long-Term Debt (2)	1,799.0	1,618.8

(1) As at March 31, 2024, deferred finance charges include the unamortized legal and bank fees associated with the 2028 Notes, Additional 2028 Notes, 2030 Notes, Convertible Bonds, our undrawn $150.0 million revolving credit facility as well as the unamortized debt issuance cost associated with the fair value of the Share Lending Agreement (see Note 22 - Common Shares).

(2) Carrying amounts in the table above include, where applicable, deferred financing fees, debt discounts and debt premiums.
At March 31, 2024 the scheduled maturities of our debt were as follows:

Maturities
(In $ millions)
2024	114.6
2025	114.6
2026	114.6
2027	114.6
Thereafter	1,521.0
Total principal debt	1,979.4
Issuance of Additional Senior Secured Notes Due 2028
On November 7, 2023, the Company's wholly owned subsidiary Borr IHC Limited, and certain other subsidiaries, issued $1,540.0 million in aggregate principal amount of senior secured notes, consisting of $1,025.0 million principal amount of senior secured notes due 2028 at a price equal to 97.750%, bearing a coupon of 10 % per annum (the "2028 Notes"), and $515.0 million principal amount of senior secured notes due 2030 at a price equal to 97.000%, bearing a coupon of 10.375% per annum (the "2030 Notes"). The 2028 Notes mature on November 15, 2028 and the 2030 Notes mature on November 15, 2030, and interest on the 2028 Notes and 2030 Notes is payable on May 15 and November 15 of each year, beginning on May 15, 2024.
In March 2024, the Company issued $200.0 million principal amount of additional senior secured notes due in 2028 (the "Additional 2028 Notes" and, together with the 2028 Notes and the 2030 Notes, the "Notes") under the same terms and conditions as the $1,025.0 million notes issued in November 2023. The Additional 2028 notes were issued at a price equal to 102.5% and include accrued interest, raising gross proceeds of $211.9 million.
Repurchase of Unsecured Convertible Bonds due 2028 (Convertible Bonds)
In February 2023, we issued $250.0 million of unsecured convertible bonds, which mature in February 2028. The initial conversion price was $7.3471 per share, convertible into 34,027,031 common shares. Following the declaration and payment of a $0.05 per share cash distribution in January 2024 and a further $0.05 per share cash distribution paid in March 2024, the adjusted conversion price is $7.2384 per share, with the full amount of the convertible bonds convertible into 34,538,019 shares. The convertible bonds have a coupon of 5% per annum payable semi-annually in arrears in equal installments. The terms and conditions governing our convertible bonds contain customary events of default, including failure to pay any amount due on the bonds when due, and certain restrictions, including, among others, restrictions on disposal of assets and our ability to carry out any merger or corporate reorganization, subject to exceptions.
In March 2024 we repurchased $10.6 million of the Convertible Bonds at an average price of 120.88% of par for a total consideration of $12.9 million, inclusive of accrued interest, and recognized a loss in "Other financial expenses, net" of $2.3 million. At the conversion price of $7.2384 per share, the convertible bonds are convertible into 33,073,607 shares.
Interest
The weighted average nominal interest rate for all of our interest-bearing debt was 9.7% for the three months ended March 31, 2024 (8.7% for the three months to March 31, 2023). Excluding our Convertible Bonds, the weighted average interest rate for our interest-bearing debt was 10.4% for the three months ended March 31, 2024 (10.3% for the three months to March 31, 2023).
Covenants

As at March 31, 2024, we were in compliance with the covenants and our obligations under our debt agreements.
Note 19 - Commitments and Contingencies
The Company has the following delivery installment commitments:

	March 31, 2024	December 31, 2023
(in $ millions)
Delivery installments for jack-up drilling rigs	319.8	319.8
Total	319.8	319.8
In September 2023, we entered into an agreement with Seatrium New Energy Limited to amend the Construction Contract for the Vale and the Var to expedite their delivery dates, on a best efforts basis only, to August 2024 and November 2024, respectively, in consideration for an additional payment of $12.5 million (acceleration costs) per rig on each respective delivery date.
The following table sets forth when our delivery installment commitments fall due as of March 31, 2024, based upon best efforts expedited delivery dates:

(In $ millions)	Less than 1 year	1-2 years	2-3 years	Thereafter	Total
Delivery installments for jack-up rigs	319.8	—	—	—	319.8
Other commercial commitments
We have other commercial commitments which contractually obligate us to settle with cash under certain circumstances. Bank and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.
The Company has the following guarantee commitments:

	March 31, 2024	December 31, 2023
(in $ millions)
Bank guarantees, letters of credit and performance bonds	26.7	29.0
Total	26.7	29.0
As at March 31, 2024, the expected expiration dates of these obligations are as follows:

(In $ millions)	Less than 1 year	1–3 years	Thereafter	Total
Bank guarantees and performance bonds	9.7	11.5	5.5	26.7
Assets pledged as collateral

	March 31, 2024	December 31, 2023
(in $ millions)
Book value of jack-up rigs pledged as collateral for debt facilities	2,556.9	2,578.3
Note 20 - Related Party Transactions
a) Transactions with entities over which we have significant influence
We provided three rigs on a bareboat basis to Perfomex to service its contracts with Opex and two rigs on a bareboat basis to Perfomex II to service its contract with Akal. Perfomex and Perfomex II provided the jack-up rigs under traditional dayrate and technical service agreements to Opex and Akal, respectively. This structure enabled Opex and Akal to provide bundled integrated well services to Pemex. Effective October 20, 2022 until December 31, 2023, we provided all five rigs on a bareboat basis to Perfomex, to service its contracts with Opex. The bareboat revenue from these contracts is recognized as "Related party revenue" in the Unaudited Consolidated Statements of Operations.
Effective January 1, 2024, upon termination of the drilling and technical services agreement between Opex and Perfomex and thus the associated bareboat charter agreements between Perfomex and the Company, we provide three rigs on a bareboat basis to Perfomex and we entered into new fixed bareboat charter agreements for two rigs with an unrelated party, which has agreed to continue to provide these two rigs to service Opex's contract with Pemex (see Note 6 - Equity Method Investments and Note 14 - Leases ).
For the three months ended March 31, 2024 and 2023, the bareboat revenues from our related parties consisted of the following:

	Three months ended March 31, 2024	Three months ended March 31, 2023
(In $ millions)
Bareboat Revenue - Perfomex	24.4	30.3
Total	24.4	30.3
Receivables: The balances with the joint ventures as of March 31, 2024 and December 31, 2023 consisted of the following:

	March 31, 2024	December 31, 2023
(In $ millions)
Perfomex	97.8	92.4
Perfomex II	0.4	2.6
Total	98.2	95.0

b) Transactions with Other Related Parties
Expenses: The transactions with other related parties for three months ended March 31, 2024 and 2023 consisted of the following:

	Three months ended March 31, 2024	Three months ended March 31, 2023
(In $ millions)
Magni Partners Limited (1)	—	(0.1)
Drew Holdings Limited (2)	—	(0.7)
Front End Limited Company (3)	(1.4)	(0.2)
(1) Magni Partners Limited ("Magni") is a party to a Corporate Services Agreement with the Company, pursuant to which it provides strategic advice and assists in sourcing investment opportunities, financing and other such services as the Company wishes to engage, at the Company's option. There is both a fixed and variable element of the agreement, with the fixed cost element representing Magni's fixed costs and any variable element being at the Company's discretion. Mr. Tor Olav Trøim, the Chairman of our Board, is the sole owner of Magni. Effective January 1, 2024, the fixed element of the agreement was terminated, while the remaining terms of the agreement continue to remain in force.
(2) Mr. Tor Olav Trøim, the Chairman of our Board, is the sole owner of Drew Holdings Limited ("Drew"). In January 2023 Drew entered into a Share Lending Framework Agreement ("SLFA") with the Company and DNB Markets for the purposes of facilitating investors’ hedging activities in connection with the Senior Unsecured Convertible bonds due 2028. In order to make the Company's shares available for lending, and only until a certain number of new shares were issued by the Company in connection with such lending arrangement, Drew made up to 15 million shares available to DNB Markets under the SLFA to facilitate such lending to the convertible bond investors requiring such hedging activities. Under the terms of the SLFA, the Company incurred fees payable to Drew for the shares available for lending. As at December 31, 2023, Drew is no longer a party to the SLA (see Note 22 - Common Shares).
(3) Front End Limited Company ("Front End") owns 3% of Borr Arabia Well Drilling LLC, an entity that is consolidated by Borr Drilling Limited and incorporated in the Kingdom of Saudi Arabia (the "KSA"). Front End is a party to a Management Agreement with Borr Arabia Well Drilling LLC to provide management services in the KSA, for which it receives a management fee.
In addition, in January 2023, the Company recognized $1.3 million payable to Magni under a Call-off Contract to cover direct costs related to assistance in relation to the Unsecured Convertible Bonds and Secured Bonds completed in February 2023 and in November 2023, the Company recognized $1.0 million payable to Magni under a Call-off Contract to cover direct costs related to assistance in relation to 2028 and 2030 Notes completed in November 2023. As these costs are directly attributable to the issuance of these bonds, these amounts were recognized as deferred finance charges, presented as a reduction to the carrying value of the associated facilities and are amortized over the term of the facilities as "Interest Expense" in the Unaudited Consolidated Statements of Operations.
Note 21 - Fair Value of Financial Instruments
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data
The carrying value and estimated fair value of our financial instruments at March 31, 2024 and December 31, 2023 were as follows:

		As at March 31, 2024		As at December 31, 2023
(In $ millions)	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (1)	1	282.7	282.7	102.5	102.5
Restricted cash (1)	1	0.3	0.3	0.1	0.1
Trade receivables (1)	1	61.3	61.3	56.2	56.2
Other current assets (1)	1	28.0	28.0	31.5	31.5
Due from related parties (1)	1	98.2	98.2	95.0	95.0

Liabilities
Trade payables (1)	1	39.0	39.0	35.5	35.5
Accrued expenses (1)	1	66.8	66.8	77.0	77.0
Short term accrued interest and other items (1)	1	84.3	84.3	42.3	42.3
Other current liabilities (1)	1	52.2	52.2	63.2	63.2
Short-term debt (2) (3)	2	118.1	114.6	104.4	100.0
Long-term debt (2) (4)	2	1,963.1	1,864.8	1,818.0	1,690.0
(1) The carrying values approximate the fair values due to their near term expected receipt of cash.
(2) Short term and long term debt excludes debt discounts, deferred finance charges and effective interest rate adjustments.
(3) This relates to our 10% Notes due 2028 and 10.375% Notes due 2030. These are fair valued using observable market-based inputs.

(4) This relates to our 10% Notes due 2028 and 10.375% Notes due 2030 and our Convertible Bonds due 2028 These are fair valued using observable market-based inputs.

Share Lending Agreement
In addition, during the three months ended March 31, 2024, the Company recognized a deferred finance charge in the amount of $12.4 million in relation to our Share Lending Framework Agreement ("SFLA"), which was fair valued using observable market-based inputs and is amortized over the term of the Convertible Bonds. See Note 22 - Common Shares for further information.
Note 22 - Common Shares
Authorized share capital

	March 31, 2024	December 31, 2023
(Number of shares of $0.10 each)
Authorized shares	315,000,000	315,000,000
Issued and outstanding share capital

	March 31, 2024	December 31, 2023
(Number of shares of $0.10 each)
Issued	264,080,391	264,080,391
Treasury shares	11,083,952	11,498,355
Outstanding	252,996,439	252,582,036
Share Lending Agreement
In connection with the Convertible Bonds (see Note 18 - Debt), during 2023, the Company entered into a Share Lending Framework Agreement ("SLFA") with DNB Markets ("DNB") and Drew Holdings Limited ("Drew") with the intention of making up to 25.0 million common shares ("Issuer Lending Shares") available to lend to DNB for the purposes of allowing the holders of the New Convertible Bonds to perform hedging activities on the OSE. The SLFA contains a provision that the Issuer Lending Shares be available only for trading on the OSE. At the date of the execution of the SLFA, the Company did not have a sufficient number of common shares available for trading on the OSE and therefore began the process of issuing new shares and making them available for trading on the OSE by way of a listing prospectus (the “Prospectus Event”).
The Company and Drew, a shareholder of the Company, separately entered into a Share Loan Agreement (“SLA”) in which Drew would make up to 15.0 million of its shares available to DNB (“Drew Shares”) until the Prospectus Event. During this period, the Company would lend to Drew 15.0 million of its shares that were not yet available for trading on the OSE. The Prospectus Event occurred on April 19, 2023, at which time Drew returned such shares back to Borr. In addition, DNB borrowed an equivalent amount of Drew Shares from Borr to redeliver these shares back to Drew (the “Settlement”).
The "Loan Period" of the SLFA is defined as the earlier of (a) the date the SLFA is terminated (b) any date the convertible bonds are either redeemed or converted into the Company’s shares in full and (c) the maturity date of the convertible bond in 2028. At the expiration of the Loan Period, DNB must return all of the Issuer Lending Shares back to Borr. During the Loan Period, if an investor returns any lending share to DNB, DNB shall return such lending shares back to the Company immediately. The Company receives no proceeds from lending out the Issuer Lending Shares to DNB. DNB must charge each investor a lending fee of a maximum of 0.5% per annum in which for the first six months from the date of the SLFA, the Company agrees to compensate DNB so that the lending fee DNB receives in total will be 1.0% per annum. There is no compensation that the Company pays DNB for returning the Issuer Lending Shares to the Company. There is no unilateral mechanism given to either party in choosing to settle in cash except for a very limited scenario involving default. DNB is not required to provide collateral for borrowing the shares. There are no dividends paid to DNB as a result of lending out the Issuer Lending Shares.
At issuance, the share lending agreement was accounted for under ASC 470-20 as a "Deferred Finance Charge" of the Convertible Bonds, with an offset to "Additional Paid in Capital" in the Unaudited Consolidated Balance Sheets. The share lending agreement was measured at a fair value in accordance with ASC 820 at inception and the Company recognized $12.4 million accordingly.
As of March 31, 2024, the Company had loaned 14,446,337 shares in total to DNB for the purposes of allowing the holders of the New Convertible Bonds to perform hedging activities on the OSE.
As of March 31, 2024, the unamortized amount of the issuance costs associated with the SLFA was $2.5 million ($2.5 million as at December 31, 2024) included in "Short-term debt" and $7.0 million ($7.6 million as at December 31, 2023) included in "Long-term debt" in our Unaudited Consolidated Balance Sheets. During the three months ended March 31, 2024, $0.6 million of amortization of issuance costs associated with the SLFA was recognized in "Interest expense" in the Unaudited Consolidated Statement of Operations. There was nil amortization of issuance costs associated with the SLFA recognized for the three months ended March 31, 2023.
Share option plan
During the three months ended March 31, 2024, the Company issued 411,336 treasury shares following the exercise of 411,336 share options.
Dividends
On February 22, 2024, the Company declared a cash distribution of $0.05 per share, corresponding to a total of $11.9 million, which was paid to our shareholders on March 18, 2024.

Note 23 - Subsequent Events
Effective April 1, 2024, our joint venture Perfomex agreed with Opex and Akal to terminate DTSAs for the other three jack-up rigs "Galar", "Njord" and "Odin". The associated bareboat charter agreements between Perfomex and the Company were also terminated. Effective on the same date, the Company entered into new fixed bareboat charter agreements for these three jack-up rigs with Irco. The new bareboat charter agreements will remain in effect until December 31, 2025.

In addition, effective April 1, 2024, a wholly owned subsidiary of the Company entered into new DO&M Agreements" with Ircomex to provide drilling, operations and management services for these three jack-up rigs. These DO&M Agreements are based on a cost-plus pricing model and will remain in effect until December 31, 2025. Irco and Ircomex will continue to provide the jack-up rigs "Galar", "Njord" and "Odin" and accompanying operational services to Opex, to service its integrated well services contract with Pemex.
On May 22, 2024, the Company declared a cash distribution of $0.10 per share, which is expected to be paid to our shareholders on or around June 17, 2024.